VINCI

Rueil, January 10, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) – File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- GTM Construction Consortium (VINCI Group) wins INSEP Partnership Contract,
- Press release 12 december 2006,
- VINCI Energies acquires the company Imhoff and strengthens its HVAC expertise in Eastern France,
- Sogea Construction (VINCI) is to build three wastewater treatment plants and a drinking water plant, together worth a total of 88.2 million euros,
- VINCI selected to build and operate new business facility for car rental companies at Nice Côte d'Azur airport,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Executive Vice President
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 1 170 675 140 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

VINCI

Rueil-Malmaison, December 22nd 2006

Press release

GTM Construction Consortium (VINCI Group) wins INSEP Partnership Contract

The consortium led by GTM Construction (subsidiary of the VINCI group) and Barclays European Infrastructure Fund, including the groups Accor, Casino and Dexia, has signed a **partnership agreement** with the French Ministry for Youth, Sport and Community Organisations, for the *Institut National du Sport et de l'Education Physique* (National Institute for Sport and Physical Education) (INSEP), located in Paris at the heart of the Bois de Vincennes.

This is the first Public Private Partnership agreement signed with the French State. The project represents a global amount of 250 million euros over 30 years, added to which there will be additional revenues linked to outside activities on the site.

There are two stages to the contract:

- **Restructuring and renovation of the Northern part of the site**, to be carried out within 36 months, while the site is in use. The works represent a budget of **63 million euros** and will be entrusted to ADIM, GTM Bâtiment and Petit (subsidiaries of the VINCI group);
- **Setting up and supply of associated services** (hotels, catering, maintenance and security) for the duration of the contract.

The consortium will ensure the design, construction, financing and operation of the project, which will be funded by the Ministry for Youth, Sport and Community Organisations through rental payments over 30 years.

The architect for the project is the firm Barthélémy-Griño.

Press contact: Karima Ouadia
Tel: +33 (0)1 47 16 31 82
Fax: +33(0)1 47 16 33 88
E-mail: kouadia@vinci.com

VINCI

Rueil Malmaison, 12 December 2006

Press release

Mr Yves-Thibault de Silguy, chairman of the board, has informed the board of Mr Alain Dinin's decision to terminate his mandate as a director, effective 12 December 2006.

The board wishes to thank Mr Dinin for his work and contribution to VINCI's growth over the 10 years of his term as a director.

Press contact: Karima Ouadia
tel: +33 1 47 16 31 82
fax: +33 1 47 16 33 88
e-mail: kouadia@vinci.com

VINCI

Rueil-Malmaison, 30 November 2006

Press release

VINCI Energies acquires the company Imhoff and strengthens its HVAC expertise in Eastern France

VINCI Energies has just acquired Imhoff, one of the leading French environmental engineering (HVAC) companies. Based in Gérardmer, in the Vosges, the company has annual revenue of about €46 million and employs 330 people.

Imhoff has a major presence in Eastern France, with establishments at Epinal, Mulhouse, Strasbourg and Xonrupt, and has both public and private customers in the tertiary and industrial sectors.

This acquisition will enable VINCI Energies to strengthen its presence in Eastern France and its HVAC works and maintenance expertise. It continues the development policy of VINCI Energies, which has completed a number of external growth transactions in Europe in 2006 representing business worth €160 million in a full year.

In 2005 VINCI Energies had revenue of €3.5 billion, 30% of which was earned outside France. It is established in 18 European countries with a network of 700 companies employing more than 27,000 people.

Press contact: Karima Ouadia
Tel.: 01 47 16 31 82
Fax: 01 47 16 33 88
E-mail: kouadia@vinci.com

VINCI

Rueil-Malmaison, 27 November 2006

Press Release

Sogea Construction (VINCI) is to build three wastewater treatment plants (representing a total capacity of 393,500 population equivalent) and a drinking water plant, together worth a total of 88.2 million euros

Sogea Construction has secured the contract for the reconstruction of the wastewater treatment plant serving the Angers Loire Métropole agglomeration. The new plant will occupy an area of 90,000 sq. metres. Its capacity will be raised to 285,000 p.e., i.e. 65,000 cu. metres/day, with a peak throughput of 5,500 cu. metres/hour in rainy weather. This contract is valued at 50 million euros.

The local water authority (SIARCE: Syndicat Intercommunal d'Assainissement et de Restauration de Cours d'Eau) has appointed Sogea Construction to design and build its new depollution plant at Corbeil-Essonnes. This plant will process a nominal load of 96,000 p.e. (capable of being increased to 110,000 p.e.), with advanced nitrogen and phosphorus treatment, handling a daily volume of 15,000 cu. metres/d and a peak throughput of 1,200 cu. metres/h. This contract, which will take 28 months to complete, is worth a total of 20 million euros.

In Martinique, Sogea has just won an order worth 8.5 million euros for the construction of the new wastewater treatment plant at Le Marin (12,500 p.e.). The contract covers the civil engineering, to be supplied by Sogea Martinique, and the process engineering designed by Sogea Construction.

And, finally, Sogea Construction has secured the design-build contract to upgrade the drinking water plant at Moulineaux, which supplies the greater Rouen area. This plant will produce 30,000 cu. metres/d with an instantaneous output of 1,500 cu. metres/h, using the Membratec membrane technique. Contract value: 9.7 million euros.

Sogea Construction enjoys a solid reputation on the French market for its expertise in the area of water treatment. Sogea Construction operates as a systems integrator (engineering, installation of the process engineering, civil engineering, plant operation) for water treatment and purification plants. To date, Sogea Construction has built more than 70 drinking water plants and 250 wastewater treatment plants and operates facilities in France offering a capacity of 1,200,000 population equivalent.

Sogea Construction is a subsidiary of the VINCI Group, the world's leading integrated concession/construction group; it operates in mainland France in the fields of construction, civil engineering, hydraulic engineering and services through a network of 230 local business units. Sogea Construction employs 13,000 people and generates annual net sales worth 2.7 billion euros.

Press contact: Karima Ouadia
Tel.: 01 47 16 31 82
Fax : 01 47 16 33 88
Email: kouadia@vinci.com

Rueil Malmaison, 15 November 2006

Press release

VINCI selected to build and operate new business facility for car rental companies at Nice Côte d'Azur airport

VINCI has been selected by the Chamber of Commerce and Industry (CCI) to build and operate the new business facility for car rental companies at Nice Côte d'Azur airport.

The contract will be in the form of an agreement granting VINCI temporary occupation, with property rights, of the state-owned land for a period of 32 years. It will cover the financing, construction and operation of a three-storey building with a surface area of 60,000 square metres. The facility is expected to meet the growing needs of car rental companies at Nice airport over the coming years. Generating almost 22% of total car rental revenue in French airports, Nice Côte d'Azur shares first place with Roissy-Charles de Gaulle airport in Paris.

The temporary land occupation agreement, which represents a total investment of around €40 million for nearly 2,500 parking spaces, also includes maintenance and lease management of the facility. Commercial operations, technical preparation of vehicles (washing, mechanical inspection, fuelling), storage, and withdrawal and return of rented vehicles will all take place in the facility.

The consortium selected by the CCI is made up entirely of VINCI companies, led by VINCI Concessions.

The construction work will be awarded to a consortium comprising local VINCI Construction subsidiaries (Dumez Côte d'Azur, Campenon Bernard Méditerranée) and Miraglia. The architects are Georges Dikansky and Frédéric Génin.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com